CCA Investments Trust

VIA EDGAR	March 28, 2014

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC  20549
Attn:  Mr. John Grzeskiewicz

Re:

Request for Accelerated Effective Date for CCA Core Return
Fund and CCA Aggressive Return Fund Load Class (the “Funds”),
each a series of CCA Investments Trust (the “Trust”)
(Reg. No. 333-184138 and ICA No. 811-22753)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Trust and Arbor Court Capital, LLC, the distributor of the above-referenced Funds, hereby jointly and respectfully request that Post-Effective Amendment No. 2 of the Trust’s Registration Statement on Form 485APOS, filed on February 3, 2014 (the “Amendment”), be declared effective on Monday, March 31, 2014 at 9:00 a.m. Eastern time, or as soon as practicable thereafter.  Absent acceleration, the Amendment would be effective on April 4, 2014.

If you have an questions or request additional information regarding this matter, please contact Cassandra Borchers (513) 352-6632.

Very truly yours,

CCA Investments Trust By: /s/ Wes Gallup Name: Wes Gallup Title: Treasurer	Arbor Court Capital, LLC By: /s/ Christopher R. Barone Name: Christopher R. Barone Title: President

933969.1